Exhibit 99.1

Cellect Gets Green Light from FDA

For ApoGraft IND submission in the U.S.

Cellect’s CEO, Dr. Shai Yarkoni commented “The U.S. market is key for our planned commercial expansion and this will allow us to work tightly with the top U.S. institutes and global pharma companies on enabling stem cells for regenerative medicine.”

Tel Aviv, Israel – May 3, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of stem cell isolation technology, announced today that the U.S. Food & Drug Administration (FDA) provided Cellect with the pre-Investigational New Drug (IND) meeting minutes supporting an IND submission in the U.S. for Cellect’s flagship product, ApoGraft™.

The pre-IND meeting took place with members of the FDA Office of Cellular, Tissue, and Gene Therapies (OCTGT) in the Center for Biologics Evaluation and Research (CBER) regarding its product, ApoGraft™. Cellect’s management worked closely with FDA officials to gain approval for the IND submission’s content. The submission review included the manufacturing (CMC ) aspects, the pre-clinical data and the scope and design of the future clinical program.

Cellect’s chairman, Mr. Nuriel Chirich Kasbian stated that “The U.S. is a prime target market for our products. Our collaboration with the FDA team provides us essential guidance and a potential path to successful commercialization of our technology.”

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: “APOP”, “APOPW”, TASE: “APOP”). The Company has developed a breakthrough technology for the isolation of stem cells from any given tissue that aims to improve a variety of stem cells applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stems cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cells related treatments in regenerative medicine and current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss that the U.S. market is key for Cellect’s planned commercial expansion and an IND submission will allow it to work tightly with the top U.S. institutes and global pharma companies on helping stem cells for generarative medicine, Cellect’s planned IND submission, that Cellect has developed a breakthrough technology for the isolation of stem cells from any given tissue and that Cellect’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stems cell related treatments and procedures. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 f filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444

LifeSci Advisors

Bob Yedid, Managing Director

646-597-6989

bob@lifesciadvisors.com